

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2020

Peter Mariani
Chief Financial Officer
Axogen, Inc.
13631 Progress Boulevard, Suite 400
Alachua, FL 32615

> **Re: Axogen, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 24, 2020**
> **File No. 001-36046**

Dear Mr. Mariani:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Sincerely,

   Division of Corporation Finance
   Office of Life Sciences